UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 1)*

                           Boston Biomedica, Inc.
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                              (Name of Issuer)

                   Common Stock, $.01 par value per share
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                       (Title of Class of Securities)

                                 100560 10 1
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                               (CUSIP Number)

                        Nutter, McClennen & Fish, LLP
                           World Trade Center West
                            155 Seaport Boulevard
                           Boston, MA  02210-2604
                       Attn:  Michael J. Bohnen, Esq.
                                617-439-2000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               March 25, 2003
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           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                             (Page 1 of 6 Pages)

_____________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 100560 10 1            SCHEDULE 13D             Page 2 of 6 Pages

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      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      R. Wayne Fritzsche
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                          (a)  [X]
                                                           (b)  [_]
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      SEC USE ONLY
3
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      SOURCE OF FUNDS
4
      00 (see Item 3)
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEM 2(d) or 2(e)                             [_]
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      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      U.S.A.
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NUMBER OF                   SOLE VOTING POWER
                      7
SHARES                      3,000
                      -----------------------------------------------------
                            SHARED VOTING POWER
BENEFICIALLY          8
                            - 0 -
OWNED BY              -----------------------------------------------------
                            SOLE DISPOSITIVE POWER
EACH                  9
                            3,000
REPORTING             -----------------------------------------------------
                            SHARED DISPOSITIVE POWER
PERSON                10
                            - 0 -
WITH
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,000
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                              [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
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      TYPE OF REPORTING PERSON
14
      IN
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


CUSIP No. 100560 10 1            SCHEDULE 13D             Page 3 of 6 Pages


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      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Russell B. Richerson, Ph.D.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                          (a)  [X]
                                                           (b)  [_]
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      SEC USE ONLY
3
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      SOURCE OF FUNDS
4
      00 (see Item 3)
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEM 2(d) or 2(e)                             [_]
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      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      U.S.A.
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NUMBER OF                   SOLE VOTING POWER
                      7
SHARES                      3,000
                      -----------------------------------------------------
                            SHARED VOTING POWER
BENEFICIALLY          8
                            2,000
OWNED BY              -----------------------------------------------------
                            SOLE DISPOSITIVE POWER
EACH                  9
                            3,000
REPORTING             -----------------------------------------------------
                            SHARED DISPOSITIVE POWER
PERSON                10
                            2,000
WITH
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,000
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                              [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
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      TYPE OF REPORTING PERSON
14
      IN

CUSIP No. 100560 10 1            SCHEDULE 13D             Page 4 of 6 Pages


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      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Richard T. Schumacher
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                          (a)  [X]
                                                           (b)  [_]
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      SEC USE ONLY
3
---------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      00 (see Item 3)
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEM 2(d) or 2(e)                             [_]
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      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      U.S.A.
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NUMBER OF                   SOLE VOTING POWER
                      7
SHARES                      672,907
                      -----------------------------------------------------
                            SHARED VOTING POWER
BENEFICIALLY          8
                            - 0 -
OWNED BY              -----------------------------------------------------
                            SOLE DISPOSITIVE POWER
EACH                  9
                            672,907
REPORTING             -----------------------------------------------------
                            SHARED DISPOSITIVE POWER
PERSON                10
                            - 0 -
WITH
---------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      672,907
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                              [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.9%
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      TYPE OF REPORTING PERSON
14
      IN
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


Item 3.   Source and Amount of Funds or Other Consideration.

      Mr. Fritzsche acquired all of the Common Stock reported by him in
Item 5 below as consideration for service on the Scientific Advisory Board of the Issuer.

      Dr. Richerson purchased 2,000 shares of the Common Stock reported by him in Item 5 below in two separate open market purchases of 1,000 shares each on or about November 9, 2000 and December 1, 2000 and used an aggregate of $5,410 of personal funds for such purchases. Dr. Richerson acquired the remainder of the Common Stock reported by him in Item 5 below as consideration for service on the Scientific Advisory Board of the Issuer.

      Mr. Schumacher acquired 597,907 shares of the Common Stock reported by him in Item 5 below in connection with the founding of the Issuer and used an aggregate of approximately $2,500 of personal funds for such acquisition. Mr. Schumacher purchased an additional 75,000 shares of the Common Stock reported by him in Item 5 below pursuant to the exercise of stock options and used an aggregate of approximately $122,500 of personal funds for such purchase. This amendment is being filed to reflect the expiration of options to purchase 45,000 shares and the vesting of options to purchase 10,000 shares for a net decrease of 35,000 shares.

Item 5.   Interest in Securities of the Issuer.

      (a) The aggregate number and percentage of Common Stock to which this Statement relates is 680,907 shares, representing 9.9% of the shares of Common Stock outstanding. The Reporting Persons beneficially own such Common Stock as follows:

Name                            Shares of Common Stock      % of Class
----                            ----------------------      ----------

R. Wayne Fritzsche (1)                   3,000                 0.0%
Russell B. Richerson, Ph.D. (2)          5,000                 0.0%
Richard T. Schumacher (3)              672,907                 9.9%
      TOTAL                            680,907                 9.9%

(1) Includes 3,000 shares issuable pursuant to options that currently are exercisable.
(2) Includes 3,000 shares issuable pursuant to options that currently are exercisable.
(3) Includes 35,000 shares issuable pursuant to options that currently are exercisable or will be exercisable by June 15, 2003. This amendment is being filed to reflect the expiration of options to purchase 45,000 shares and the vesting of options to purchase 10,000 shares for a net decrease of 35,000 shares.

      (b) Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Common Stock reported for such person, except that Dr. Richerson shares voting and dispositive power with respect to 2,000 shares that are held by the Richerson Living Trust dated 9/22/00, of which Dr. Richerson is a co-trustee with his wife, with whom he shares voting and investment power over these shares.

      (c)   During the past 60 days or since the most recent filing on
Schedule 13D, whichever is less, none of the Reporting Persons has effected any transactions in the Common Stock.

      (d)   Not applicable.

      (e)   Not applicable.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  April 16, 2003                  R. Wayne Fritzsche
                                       Russell B. Richerson, Ph.D.
                                       Richard T. Schumacher


                                       By: /s/ Richard T. Schumacher
                                           --------------------------------
                                           Richard T. Schumacher
                                           Attorney-in-Fact